                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           WHEATON RIVER MINERALS LTD.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    962902102
                                 (CUSIP Number)


                                 MARCH 31, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 962902102                   13G                      Page 2 of 6 Pages

------------------------------------------------------------------------------------------------------------------
   1      Name of Reporting Person:                                                           RBC Funds Inc.
          S.S. or I.R.S. Identification Number of Above Person:
------------------------------------------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group:*                                     (a)  [ ]
                                                                                                 (b)  [ ]
------------------------------------------------------------------------------------------------------------------
   3      SEC Use Only:
------------------------------------------------------------------------------------------------------------------
   4      Citizenship or Place of Organization:                                             The jurisdiction of
                                                                                          organization is Canada
------------------------------------------------------------------------------------------------------------------
       Number of            5     Sole Voting Power:                                                N/A
         Shares            ---------------------------------------------------------------------------------------
      Beneficially          6     Shared Voting Power:                                          32,722,920
         Owned             ---------------------------------------------------------------------------------------
        by Each             7     Sole Dispositive Power:                                           N/A
       Reporting           ---------------------------------------------------------------------------------------
         Person             8     Shared Dispositive Power:                                     32,722,920
         with:
------------------------------------------------------------------------------------------------------------------
   9      Aggregate Amount Beneficially Owned by each Reporting Person:                         32,722,920
------------------------------------------------------------------------------------------------------------------
   10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:*                    [ ]
------------------------------------------------------------------------------------------------------------------
   11     Percent of Class Represented by Amount in Row (9):                                       7.63%
------------------------------------------------------------------------------------------------------------------
   12     Type of Reporting Person:                                                                 OO
------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 962902102                   13G                      Page 3 of 6 Pages

ITEM 1(a).        NAME OF ISSUER:

         Wheaton River Minerals Ltd.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Wheaton River Minerals Ltd.
         Suite 1500
         700 West Pender St.
         Vancouver, A1 V6C 1G8

ITEM 2(a).        NAME OF PERSON FILING:

         RBC Funds Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         RBC Funds Inc.
         Royal Trust Tower, P.O. Box 7500, Station A
         77 King Street West
         Toronto, Ontario  M5W 1P9

ITEM 2(a).        CITIZENSHIP:

         Canada

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2(e).        CUSIP NUMBER:

         962902102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C.78o);

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act (15
                           U.S.C.78c);

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act (15 U.S.C.78c);

         (d)      [ ]      Investment company registered under Section 8 of the
                           Investment Company Act of 1940 (15 U.S.C.8a-8);


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CUSIP No. 962902102                   13G                      Page 4 of 6 Pages


         (e)      [ ]      An Investment Adviser in accordance with Section 240.
                           13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240. 13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240. 13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act
                           (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

         (j)      [ ]      Group, in accordance with Section 240.
                           13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Section 240 13d-1(c), check this box. [X]

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:

                  32,722,920

         (b)      Percent of class:

                  7.63%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                           N/A

                  (ii)     Shared power to vote or to direct the vote

                           32,722,920

                  (iii)    Sole power to dispose or to direct the disposition of

                           N/A

                  (iv) Shared power to dispose or to direct the disposition of

                           32,722,920

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CUSIP No. 962902102                   13G                      Page 5 of 6 Pages


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         RBC Funds Inc. is the manager of accounts and has delegated its investment management duties to RBC Global Investment Management Inc. ("RBC GIM"). RBC GIM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of securities in such account. The Royal Canadian Equity Fund, an account for which The Royal Trust Company serves as trustee, owns less than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 962902102                   13G                      Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2003
       ----------------

                                    /s/ Frank Lippa
                                    --------------------------------------------
                                    Name:  Frank Lippa, Chief
                                           -------------------------------------
                                    Title:  Financial Officer, RBC Funds Inc.
                                            ------------------------------------